FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Takeover Offer to acquire the total share capital of O2 plc- Unconditional as to acceptances	3

Telefonica S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

TELEFÓNICA announced today, 3 January 2006, its waiver to the minimum volume requirement established as a condition to its Takeover Offer to acquire the total share capital of O2 plc., launched on 21 November 2005, therefore declaring the Offer unconditional as to acceptances, in accordance with the procedure established pursuant to the U.K. City Code on Takeovers and Mergers.

TELEFÓNICA has received as at 12:00 p.m. (GMT) on 2 January 2006, valid acceptances in respect of a total of 5,501,443,814 O2 shares, representing approximately 62.72 per cent of O2's issued share capital.

On the other hand, and as a result of several purchases made by TELEFÓNICA, as at 12:00 p.m. (GMT) on 2 January 2006, Telefonica holds 435,606,107 O2 Shares representing approximately 4.97 per cent of O2's issued share capital.

Consequently, as at 12:00 p.m. (GMT) on 2 January 2006, Telefonica and its wholly-owned subsidiaries owned or had received valid acceptances in respect of a total of 5,937,049,921 O2 Shares representing approximately 67.69 per cent of O2's issued share capital.

In accordance with the rules of the U.K. City Code on Takeovers and Mergers, the Offer is being extended and will remain open for acceptance until the next closing date, which will be on 20 January 2006, at 1.00 p.m. (GMT).

Madrid, January 3rd , 2006

"The offer referred to in this announcement is neither being made in the United States of America nor to U.S. persons. The offer may only be accepted by non - U.S. persons and by persons outside the U.S. Offering materials with respect to this offer are not being, and may not be, distributed in or sent to the U.S. and may not be used for the purpose of solicitation of an offer to purchase or sell any securities in the U.S. Any tenders received from persons resident in the U.S. or with U.S. mailing addresses will be rejected."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	January 3rd, 2006	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors